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Attention: Frank Knapp
Wilson Lee
Catherine De Lorenzo
Isabel Rivera

Re:	Peakstone Realty Trust
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-41686

Dear Messrs. Knapp and Lee and Mss. De Lorenzo and Rivera:

On behalf of Peakstone Realty Trust (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter dated September 17, 2024, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024 (as amended, the “Form 10-K”).

For convenience of reference, the text of the Staff’s comments have been reproduced below in bold and italics, followed by the Company’s response to the comments.

All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023
Part I
Item 1. Business, page 7

1.          We note your risk factor disclosure on page 12 that you may offer early termination rights as a lease incentive and statements made on your February 22, 2024 earnings call regarding the lease termination associated with the sale of an office property in Tyler, Texas. Please tell us, and in future filings please discuss, the number of your leases that have early termination provisions, the impact to the company from the exercise of such provisions, the number of tenants who have exercised these provisions over the past two years, and the amount of square footage involved.

September 30, 2024

Response:

The Company advises the Staff that, as of June 30, 2024, the Company had seven leases with unexercised early termination provisions, representing approximately $9.6 million of Annualized Base Rent (defined below) (or 5% of the Company’s total Annualized Base Rent) and approximately 766,900 square feet (or 5% of the Company’s total square footage).  As used in this response and in the Company’s future filings, “Annualized Base Rent” or “ABR” means contractual base rent excluding rent abatements and deducting base year operating expenses for gross and modified gross leases as of June 30, 2024, unless otherwise specified, multiplied by 12 months. For leases in effect at the end of any quarter that provide for rent abatement during the last month of that quarter, the Company used the monthly contractual base rent payable following expiration of the abatement period.  As of June 30, 2024, the Company did not have any leases with exercised early termination provisions.

The exercise of an early termination provision typically requires advance notification from the tenant (usually 12 months) and is frequently accompanied by the payment of a termination fee that reimburses the Company for a portion of the remaining rent under the original lease term.  Termination fee income, included in rental income, is recognized on a straight-line basis from the date of the executed termination agreement through the revised lease expiration date when the amount of the fee is determinable and collectability of the fee is probable. This fee income is adjusted on a straight-line basis by any deferred rent related to the lease.  The Company may re-lease the vacated space or sell the associated property after the exercise of an early termination provision.  However, the Company may experience delays and incur substantial costs in re-letting the space or experience a decrease in value of a property if the Company determines to sell such property while it is partially or completely vacant. There is no assurance that the Company will be able to lease the property for the rent previously received or sell the property without incurring a loss due to it being partially or completely vacant. Over the past two years, only one tenant exercised its early termination right with respect to a portion of its leased space, reducing its total leased square footage by 111,300 square feet. The associated property was sold in 2022 shortly after the exercise.  The Company respectfully advises the Staff that the lease termination associated with the office property in Tyler, Texas did not include an early termination provision. Outside of the lease, the Company negotiated a lease termination with the tenant in order to sell the property to a user.

The Company further advises the Staff that in the Company’s future filings, the Company will discuss the number of the Company’s leases that have early termination provisions, the impact to the Company from the exercise of such provisions, the number of tenants who have exercised these provisions over the past two years and the amount of square footage involved consistent with the discussion above.

September 30, 2024

2.          We note your risk factor disclosure on page 10 that you may not be able to verify the credit quality of certain tenants prior to leasing properties to them. Please tell us, and in future Exchange Act reports discuss, how you monitor tenant credit quality and identify any material changes in quality.

Response:

The Company advises the Staff that the Company actively monitors the creditworthiness of each tenant and/or its parent companies and guarantors, as applicable, to identify any material changes in quality and circumstances that could negatively impact the tenant’s ability to satisfy its lease obligations. The Company’s monitoring efforts include a routine review of the credit ratings of each tenant and/or its parent companies and guarantors, as applicable, that are available through public databases published by various rating agencies.  When such credit ratings are not available, the Company utilizes Bloomberg, a third-party database, to assess the implied credit ratings of each tenant and/or its parent companies and guarantors, as applicable.  The Company also uses its own internal processes for monitoring and identifying changes in potential tenant credit risk, which include a routine review of the financial statements (when available) of each tenant and/or its parent companies and guarantors, as applicable, insurance certificates and other documentation required by each lease, public disclosures and market information (e.g., SEC filings, press releases and investor calls) of each tenant and/or its parent companies and guarantors, as applicable, and general market intelligence involving micro-economic and macro-economic conditions that may impact the tenant and/or its parent companies and guarantors, as applicable. Notwithstanding the Company’s efforts, it may not be able to effectively monitor the credit quality, or identify material changes in the credit quality, of its tenant and/or its parent companies and guarantors, as applicable.

The Company further advises the Staff that in the Company’s future Exchange Act reports, the Company will discuss how the Company monitors tenant credit quality and identifies any material changes in quality consistent with the discussion above.

Item 2. Properties, page 32

3.          We note from your lease expiration table that 8.7% of your leases will expire by the end of the current fiscal year and approximately 25% will expire over the next four years. In future Exchange Act periodic reports, please discuss the relationship between market rents and expiring rents. In addition, include a comparison of rent on any second-generation leases and renewed leases to prior rents.

Response:

The Company advises the Staff that in the Company’s future Exchange Act periodic reports, the Company will discuss the relationship between market rental rates and expiring rents and include a comparison of rent on any second-generation leases and renewed leases to prior rents consistent with the disclosure set forth below.

September 30, 2024

Leasing Information

As of June 30, 2024, we estimate that the current average market rental rates for all leases in our Industrial segment that are scheduled to expire within the next four years are approximately 13% - 18% greater than the weighted average in-place cash rental rates. In addition, as of June 30, 2024, we estimate that the current average market rental rates for all leases in our Office and Other segments that are scheduled to expire within the next four years are approximately 2% below - 3% greater the weighted average in-place cash rental rates.

Our estimates regarding current average market rental rates are based on our internal analysis and/or third-party broker quotes, when available, and there is no assurance that these estimates will prove to be accurate.  Market rental rates and the demand for our properties are impacted by general economic conditions, including the pace of economic growth and access to capital in the submarkets in which our properties are located. Therefore, there is no assurance that expiring leases will be renewed or that available space will be re-leased above, below or at current market rental rates.

The following tables set forth certain information regarding leasing activity during the three months ended June 30, 2024:

Leases Commenced (1):

	Number of Leases	Approx. Square Feet	Lease Term (in years)	LC (per square foot)	TI (per square foot)	GAAP Rent Change (2)	Cash Rent Change (3)
New Leases	1	82,800	7.7	$11.36	$25.00	6.0%	(2.5)%

(1)	Represents leasing activity for leases that commenced during the quarter.

(2)	Calculated as the change between GAAP rents for new/renewal leases and the expiring GAAP rents for the same space.

(3)	Calculated as the change between cash rents for new/renewal leases and the expiring cash rents for the same space.

Leases Executed (1):

	Number of Leases	Approx. Square Feet	Lease Term (in years)	LC (per square feet)	TI (per square feet)	GAAP Rent Change (2)	Cash Rent Change (3)
Renewal Leases	1	304,600	1.0	$0.19	$—	39.9%	62.5%

(1)	Represents leasing activity for leases that were executed during the quarter.

(2)	Calculated as the change between GAAP rents for new/renewal leases and the expiring GAAP rents for the same space.

(3)	Calculated as the change between cash rents for new/renewal leases and the expiring cash rents for the same space.

September 30, 2024

4.          We note you disclose annualized base rent. To the extent your leases contain material tenant concessions or abatements, in future filings, please disclose your average effective annual rent per square foot and discuss how tenant concessions impact your average annualized rent.

Response:

The Company advises the Staff that rent abatements represent approximately 1% of the Company’s Annualized Net Effective Rent (defined below) (or $0.12 of Annualized Net Effective Rent per square foot) as of June 30, 2024.  As used in this response and in the Company’s future filings, “Annualized Net Effective Rent” means contractual base rent calculated on a straight-line basis, including amortization of rent abatements, but without regard to tenant improvement allowances and leasing commissions, and deducting base year operating expenses for gross and modified gross leases as of June 30, 2024, unless otherwise specified, multiplied by 12 months. Rent abatements include rent credits that are granted from time to time in connection with unused tenant improvement allowances.  Furthermore, the Company calculates Annualized Net Effective Rent without regard to tenant improvement allowances and leasing commissions consistent with industry practice and its recognition of rental revenue under U.S. generally accepted accounting principles.

Rent abatements reduce the Company’s Annualized Net Effective Rent.  However, the difference between the Company’s Annualized Net Effective Rent per square foot of $11.37 and its Annualized Base Rent per square foot of $11.28 as of June 30, 2024 primarily relates to the impact of straight-lining rent escalations, which offset the impact of straight-lining rent abatements.

The Company further advises the Staff that, although the Company believes rent abatements in its existing leases are insignificant, in future filings, the Company will disclose its Annualized Net Effective Rent per square foot and disclose how rent abatements impact the Company’s Annualized Net Effective Rent per square foot. Furthermore, the Company will add two columns to its tabular “Lease Expirations” presentation disclosing its Annualized Net Effective Rent per square foot and its Annualized Base Rent per square foot as set forth below.

September 30, 2024

Lease Expirations

As of June 30, 2024, our lease expirations by year are as follows (dollars in thousands):

Year of Lease Expiration (1)	ABR (2) (unaudited)	Number of Leases	Approx. Square Feet	Percentage of ABR	ABR (per square foot) (3)	Annualized Net Effective Rent (per square foot) (4)
2024	$5,667	4	312,000	3.0%	$18.16	$16.79
2025	6,580	5	422,900	3.5	15.56	14.49
2026	8,909	3	1,459,100	4.8	6.11	5.22
2027	14,374	7	570,700	7.7	25.19	23.98
2028	18,977	11	2,027,200	10.1	9.36	9.08
2029	42,035	12	2,574,300	22.5	16.33	16.26
>2029	90,462	31	8,600,400	48.4	10.52	11.11
Vacant	—	—	612,600	—	—	—
Total	$187,004	73	16,579,200	100.0%	$11.28	$11.37

(1)	Expirations that occur on the last day of the month are shown as expiring in the subsequent month.

(2)
ABR refers to the contractual base rent excluding rent abatements and deducting base year operating expenses for gross and modified gross leases as of June 30, 2024, unless otherwise specified, multiplied by 12 months. For leases in effect at the end of any quarter that provide for rent abatement during the last month of that quarter, the Company used the monthly contractual base rent payable following expiration of the abatement period.

(3)	ABR (per square foot) is calculated as (i) ABR divided by (ii) square footage under lease as of June 30, 2024.

(4)
Annualized Net Effective Rent (per square foot) is calculated as (i) the contractual base rent for leases in place calculated on a straight-line basis, including amortization of rent abatements, but without regard to tenant improvement allowances and leasing commissions, and deducting base year operating expenses for gross and modified gross leases, as of June 30, 2024, unless otherwise specified, multiplied by 12 months divided by (ii) square footage under lease as of June 30, 2024. Rent abatements include rent credits that are granted from time to time in connection with unused tenant improvement allowances.

*          *          *          *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (213) 891-7339. For any future written correspondence sent by email, please use the following addresses: lewis.kneib@lw.com.

Sincerely,

/s/ Lewis W. Kneib
Lewis W. Kneib
of LATHAM & WATKINS LLP

Cc:	Michael J. Escalante, Peakstone Realty Trust, Chief Executive Officer and President
Javier F. Bitar, Peakstone Realty Trust, Chief Financial Officer and Treasurer
Nina Momtazee Sitzer, Peakstone Realty Trust, Chief Operating Officer, Chief Legal Officer and Secretary
Julian T.H. Kleindorfer, Latham & Watkins LLP